Exhibit 99.1

Borr Drilling Limited – Q2 2025 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s second quarter 2025 results to be held on the webcast/conference call at 9:00 AM New York time (15:00 CET) on August 14, 2025.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

To access the webcast, please go to the following link:

https://edge.media-server.com/mmc/p/g4x5gjyu

b)    Conference Call

Please use this link to register for the conference call,
https://register-conf.media-server.com/register/BIa0d72be56dd74bcaadc7275d099212cc

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

Replay stream:

When the call is complete, participants can stream the replay of the call by clicking this link:

https://edge.media-server.com/mmc/p/g4x5gjyu